October 24, 2018

Re:	Sharing Economy International Inc. Amendment No. 1 Preliminary Proxy Statement on Schedule 14A Filed September 12, 2018 File No. 001-34591

Mr. Thomas Jones

Division of Corporation Finance

Office of Electronics and Machinery

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Dear Mr. Jones:

On behalf of Sharing Economy International Inc. (the “Company”), we have set forth below responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission contained in its letter dated October 3, 2018 with respect to Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A, File No. 001-34591 (“Proxy Statement”) filed on September 12, 2018 by the Company. For your convenience, the text of the Staff’s comments is set forth below in bold, followed in each case by the Company’s responses. Please note that all references to page numbers in the responses are references to the page numbers in Amendment No. 2 to the Preliminary Proxy Statement on Schedule 14A (the “Revised Proxy Statement”), filed concurrently with the submission of this letter in response to the Staff’s comments.

Preliminary Proxy Statement on Schedule 14A Amended September 12, 2018

Approval of Amendment to Articles of Incorporation, page 11

1.	Please expand your response to prior comment 1 to provide us a table that includes each of your announced potential acquisitions and the sources of capital for those transactions.

Response – In response to the Staff’s comment, the Revised Proxy Statement has been revised. Please refer to page 12 of the Revised Proxy Statement. In addition, attached please find a table that includes all of the Company’s previously announced acquisitions and sources of capital for each transaction. For the transactions listed in the table in which the Company is in preliminary discussions, there has been no agreement between the parties as to purchase price or the type of consideration to be paid in connection with each such transaction (i.e. common stock, preferred stock, promissory notes or cash). At this stage, it is too preliminary to determine whether each such transaction will proceed, whether the parties will enter into a definitive agreement or whether any of the transactions will close.

2.	Please clarify whether the 463,599 shares mentioned in footnote 1 represent the shares underlying the note or the warrant.

Response – In response to the Staff’s comment, the Revised Proxy Statement has been revised. Please refer to page 11 of the Revised Proxy Statement.

3.	Please identify the class of preferred stock to which you refer in footnote 3.

Response – In response to the Staff’s comment, the Revised Proxy Statement has been revised. Please refer to page 12 of the Revised Proxy Statement.

4.	Please show us how your response to prior comment 1 considers the amendment to your long-term incentive plan mentioned in this preliminary proxy statement, and your share issuance and related shortfall commitments to consultants like those mentioned on pages 19 and 20 of your latest Form 10-Q. Also tell us how your disclosure on page 11 of the number of shares to be issued for the tenancy agreement is reconcilable to the information on page 23 of the Form 10-Q.

Response – In response to the Staff’s comment, the Revised Proxy Statement has been revised. Please refer to pages 11 and 12 of the Revised Proxy Statement.

If the proposal to increase the number of awards available for future issuance under the Company’s long term incentive plan (the “Plan’) is approved, any shares to be issued to employees, directors and eligible consultants in the future that are approved by the Company’s Compensation Committee will be made under the Plan.

On the date of the Company’s last Form 10-Q, 2,326,562 shares of common stock were disclosed as shares committed to be issued from July 2018 to December 2019, provided the agreements are not terminated prior to the date of issuance. Subsequently, a total of 419,323 shares of common stock were committed to be issued under new consulting agreements that were entered into after the date of the last Form 10-Q. In addition, since the date of the last Form 10-Q, a total of 861,829 shares of common stock were issued. Lastly, following the date of the last Form 10-Q, several consulting and vendor agreements were terminated, thereby reducing the total number of shares to be issued under these two categories by 619,681 shares. Accordingly, there are currently a total of 1,264,375 shares of common stock committed to be issued classified as follows:

Vendors:	325,828 shares

Consultants:	938,547 shares

The last Form 10-Q provides the total maximum number of shares issuable under shortfall provisions of consulting agreements entered into by the Company. To date, no shares have been issued under any shortfall provision. As of the date this response letter, based on the Company’s current share price, the Company estimates that its vendors and consultants may be entitled to 5,753 shares and 28,105 shares, respectively, as shortfall compensation.

The tenancy agreement disclosed on page 11 of the Proxy Statement was entered into with Li Tingting on August 23, 2018 (“New Tenancy Agreement”), whereas the tenancy agreement disclosed on page 23 of the last Form 10-Q was entered into with Shaw Movie City Hong Kong Limited on June 29, 2018 (“Shaw Tenancy Agreement”). The shares committed to be issued under the Shaw Tenancy Agreement have been issued. Moreover, the Shaw Tenancy Agreement is different from the New Tenancy Agreement, which requires a total of 133,250 shares of common stock to be issued in the future.

Should you have any questions relating to the foregoing or wish to discuss any aspect of the Company’s filing, please contact me at +852.5600.0188.

Very truly yours,

/s/ Lawrence S. Venick
Lawrence S. Venick

Parties Name	Documents	Date of Document	Consideration	Public Disclosure
Completed Acquisitions

Inspirit Studio	Entered into an Exclusivity Agreement	9-Oct-2017	N/A	Press Release
	Entered into an Exclusivity Agreement	10-Oct-2017	N/A	8-K
	Entered into Share Purchase Agreement	27-Oct-2017	N/A	8-K
	Closed the Transaction	8-Dec-2017	85,473 shares at US$4.5 per share	8-K

3D Discovery	Entered into an Exclusivity Agreement	12-Oct-2017	N/A	8-K and Press Release
	Entered into Share Purchase Agreement	11-Dec-2017	N/A	8-K and Press Release
	Closed the Transaction	22-Jan-2018	68,610 shares at US$5.606 per share	8-K

AnyWorkspace & SEIL	Entered into Share Purchase Agreement	19-Dec-2017	N/A	8-K and Press Release
	Closed the Transaction	30-Jan-2018	106,464 shares at US$5.26 per share	8-K

Cancelled Acquisitions
ShenzhenXinsheng NewEnergy	Entered into a non-binding MOU	7-Nov-2017	Cancelled 17-Oct-2018	8-K

Shanghai HongChuan Culture Promulgation Co., Limited	Entered into an Exclusivity Agreement	21-Dec-2017	Cancelled 17-Oct-2018	8-K

Channel Power Touch Media & EC Adv	Entered into an Exclusivity Agreement	4-Jan-2018	Cancelled 17-Oct-2018	8-K

Quik Ventures	Entered into an Exclusivity Agreement	10-Jan-2018	Cancelled 17-Oct-2018	8-K

iMusicTech & EC Tech	Entered into a Non-binding MOU	18-Jan-2018	Cancelled 17-Oct-2018	8-K

JoGeep	Entered into an Exclusivity Agreement	29-Jan-2018	Cancelled 17-Oct-2018	8-K

Weiying Mtel & EC Tech	Entered into an Exclusivity Agreement	27-Feb-2018	Cancelled 17-Oct-2018	8-K

Marvel Finance	Entered into Conditional Share Swap Agreement	22-Nov-2017	Cancelled 2-Mar- 2018	8-K

Ever-Long Holdings, Brighten	Entered into Conditional Share Swap Agreement	6-Dec-2017	Cancelled 3-Apr-2018	8-K

Transactions in Progress
BM Nine Ltd (CoAssets)	Entered into a Letter Agreement	18-Jan-2018	535,584 Shares to be Issued	8-K

Leung Tin Lung David	Entered into a Sale and Purchase Agreement	17-Aug-2018	1,176,087 Series A Preferred Shares to be Issued	8-K & Press Release

CoAssets (CAI) & EC Tech	Services Agreement	6-Sep-2018	330,650 Shares to be Issued	8-K

Transactions in Preliminary Discussion
ECrent Capital Holdings & CLNT
	Entered into an Exclusivity Agreement	15-Jun-2017	Preliminary discussion only	8-K
	Amendment No. 1 to Exclusivity Agreement	13-Sep-2017	Preliminary discussion only	8-K
	Amendment No. 2 to Exclusivity Agreement	24-Jan-2018	Preliminary discussion only	8-K
	Amendment No. 3 to Exclusivity Agreement	21-Jun-2018	Preliminary discussion only	8-K

Pandoodle & EC Tech	Entered into an Exclusivity Agreement	8-Feb-2018	Preliminary discussion only	Press Release

Winse Media	Entered into Exclusivity Agreement	8-Mar-2018	Preliminary discussion only	Press Release

Icon Property (Qliq) & EC Assets	Entered into non-binding MOU	14-Mar-2018	Preliminary discussion only	Press Release

Oob Media HK	Entered into an Exclusivity Agreement	10-May-2018	Preliminary discussion only	Press Release
	Extends Exclusivity Agreement	26-Jun-2018	Preliminary discussion only	Press Release

Jidam	Eentered into Exclusivity Agreement	29-Jun-2018	Preliminary discussion only	Press Release